SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No.________)
China Netcom Group Corporation (Hong Kong) Limited

(Name of Issuer)
Ordinary shares of par value US$0.04 per share

(Title of Class of Securities)
Y1505N 10 0

(CUSIP Number)
Chu Ka Yee
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1.	NAMES OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

PEOPLE’S REPUBLIC OF CHINA

	7.	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,981,420,319[1]

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10.	SHARED DISPOSITIVE POWER:

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,981,420,319[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

74.36%

14.	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 4,981,420,319 shares under the Undertakings described in Items 5 and 6. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1.	NAMES OF REPORTING PERSONS CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

PEOPLE’S REPUBLIC OF CHINA

	7.	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,981,420,319[1]

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10.	SHARED DISPOSITIVE POWER:

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,981,420,319[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

74.36%

14.	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 4,981,420,319 shares under the Undertakings described in Items 5 and 6. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1.	NAMES OF REPORTING PERSONS CHINA UNICOM (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

BRITISH VIRGIN ISLANDS

	7.	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,981,420,319[1]

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10.	SHARED DISPOSITIVE POWER:

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,981,420,319[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

74.36%

14.	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 4,981,420,319 shares under the Undertakings described in Items 5 and 6. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1.	NAMES OF REPORTING PERSONS CHINA UNICOM LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

HONG KONG

	7.	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,981,420,319[1]

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10.	SHARED DISPOSITIVE POWER:

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,981,420,319[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

74.36%

14.	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 4,981,420,319 shares under the Undertakings described in Items 5 and 6. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

ITEM 1. SECURITY AND ISSUER.
          This Schedule 13D relates to the ordinary shares of par value US$0.04 per share (the “Shares”) of China Netcom Group Corporation (Hong Kong) Limited, a corporation organized under the laws of Hong Kong (“China Netcom”). The address of China Netcom’s principal executive offices is No. 21, Financial Street, Xicheng District, Beijing, 100140, the People’s Republic of China (the “PRC”).
ITEM 2. IDENTITY AND BACKGROUND.
          (a) — (c) This statement on Schedule 13D is jointly filed by China United Telecommunications Corporation, a company incorporated in the PRC (“Unicom Group”); China United Telecommunications Corporation Limited, a company incorporated in the PRC (the “A Share Company”); China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”) and China Unicom Limited, a company incorporated in Hong Kong (“China Unicom”) (collectively, the “Companies”). Unicom Group is a telecommunications operator in the PRC. Unicom Group currently holds 60.7% of the total equity interest in the A Share Company with the remaining 39.3% of the A Share Company mostly owned by public shareholders. The A Share Company in turn holds 82.1% of the total issued capital of Unicom BVI with the remaining 17.9% of Unicom BVI held directly by Unicom Group. Unicom BVI holds 71.2% of the outstanding shares of China Unicom. The A Share Company, Unicom BVI and China Unicom are holding companies whose subsidiaries are telecommunications operators in the PRC. The address of Unicom Group’s principal place of business is No. 133A, Xidan North Street, Xicheng District, Beijing 100032, the PRC. The address of the A Share Company’s principal place of business is 29th Floor, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC. The address of China Unicom and Unicom BVI’s principal place of business is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC.
          The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Companies, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.
          (d) — (e) During the last five years each of the Companies and, to the best knowledge of each of the Companies, their respective executive officers and directors named on Schedule I have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of each of the directors and executive officers of the Companies is set forth in Schedule I.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          Information set forth in China Unicom and China Netcom’s joint announcement on June 2, 2008 (the “Joint Announcement”) filed as Exhibit A to this statement on Schedule 13D, under the captions “1. The Proposals” on pages 10 to 15 and “3. Further Terms of the Proposals” on pages 18 to 19, is incorporated herein by reference. China Unicom will fund the acquisition of the Shares by issuance of new China Unicom shares in connection with the proposed scheme of arrangement of China Netcom under Section 166 of the Hong Kong Companies Ordinance (the “Scheme”) as described in the Joint Announcement.
ITEM 4. PURPOSE OF THE TRANSACTION.
          Information set forth in the Joint Announcement under the captions “1. The Proposals” on pages 10 to 15 and “5. Undertakings” on page 20 is incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
          (a) Prior to June 1, 2008, neither any of the Companies nor, to the best knowledge of each of the Companies, any of their respective executive officers and directors listed on Schedule I, was a beneficial owner (as defined in Rule 13d-3 promulgated under the Securities Exchange Act 1934) of any China Netcom securities.
          (b) Pursuant to letters of undertaking obtained from China Netcom Group Corporation (BVI) Limited (“Netcom BVI”) and China Netcom Communications Group Corporation (“Netcom Parent” and, together with Netcom BVI, “Netcom Holdings”) on June 1, 2008 and Telefonica Internacional, S.A. (“Telefonica”) on June 1, 2008 (each, an “Undertaking” and, collectively, the “Undertakings”), Netcom BVI and Telefonica have agreed to vote in favor of the Scheme. Other than the Undertakings, neither any of the Companies nor, to the best knowledge of each of the Companies, any of their respective executive officers and directors listed on Schedule I, has the power to vote or direct the vote, shared power to vote or direct the vote, power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any of the Shares.
          (c) Except as set forth in this Schedule 13D, neither any of the Companies nor, to the best knowledge of each of the Companies, any of their respective executive officers and directors listed on Schedule I, beneficially owns or has effected any transactions in the Shares during the past 60 days.
          (d) Except as set forth in this Schedule 13D, neither any of the Companies nor, to the best knowledge of each of the Companies, any of their respective executive officers and directors listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale, of the Shares.
          (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          Copies of the Netcom Holdings and the Telefonica letters of undertaking are included as Exhibits B and C, respectively, and the description of the Undertakings contained herein is qualified in its entirety by reference to Exhibits B and C, which are incorporated herein by reference.
          Pursuant to the Netcom Holdings letter of undertaking, Netcom BVI has undertaken that it shall not, among other things, (a) other than pursuant to the Scheme, sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in (i) any Shares or (ii) any other shares or securities in China Netcom issued or unconditionally allotted to it or otherwise acquired by it ((i) and (ii) collectively, the “Undertaking Shares”); (b) accept, or procure the acceptance of, any other offer in respect of the Undertaking Shares; (c) vote in favor of any resolution which might result in any condition of the Scheme not being fulfilled; (d) other than pursuant to the Scheme, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or authorize or incur any obligation (i) to do any of the acts referred to in (a), (b) and (c) above or (ii) which, in relation to the Undertaking Shares, would or might restrict or impede it voting in favor of the Scheme; (e) purchase, sell or otherwise deal in any shares or other securities of China Netcom or China Unicom or any interest therein (including any derivatives referenced to such securities) or (f) requisition or join in requisitioning any general or class meeting of China Netcom without the prior consent of China Unicom.
          Netcom BVI and Netcom Parent have also undertaken that neither shall directly or indirectly solicit or encourage any person other than China Unicom to make any offer for any shares or other securities of China Netcom (except for certain Shares held by Netcom BVI in trust) or take any action which is or may be prejudicial to the successful outcome of the Scheme or which would or may have the effect of preventing any of the conditions of the Scheme from being fulfilled. Netcom BVI has further undertaken to exercise all voting rights attaching to the Undertaking Shares to vote in favor of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme proposed at any general or class meeting (the “EGM”) and court convened meeting (the “Court Meeting”) of China Netcom to be convened and held in connection with the Scheme, or at any adjournment of any such meeting. Netcom Parent has undertaken to use its best endeavors to procure the performance by Netcom BVI of certain of its obligations in the Netcom Holdings letter of undertaking.

          The Netcom Holdings’ Undertaking shall lapse if, among other things, (a) China Unicom announces, with the consent of the Securities and Futures Commission of Hong Kong and before the Scheme Document is posted, that it does not intend to proceed with the Scheme; (b) the Scheme is not approved at the EGM or the Court Meeting; (c) the Scheme lapses or is withdrawn in accordance with its terms; or (d) there is a higher competing offer for China Netcom.
          Telefonica’s Undertaking is substantially the same as Netcom Holdings’ Undertaking except that Telefonica has undertaken not to sell or otherwise dispose of any shares or other securities of China Unicom or any interest therein (including any derivatives referenced to such securities) instead of undertaking not to purchase, sell or otherwise deal in any shares or other securities of China Netcom or China Unicom or any interest therein (including any derivatives referenced to such securities).
          Telefonica’s Undertaking would lapse on conditions (a) through (d) in the Netcom Holdings’ Undertaking described above, except that Telefonica’s Undertaking would lapse if the Scheme is not approved at the EGM or the Court Meeting by November 30, 2008. In addition, Telefonica’s Undertaking would lapse if (i) since the date of its letter of undertaking, there has been a material adverse change in the business, financial or trading position of China Unicom or (ii) the independent financial adviser appointed by the independent board committee of China Netcom does not render an opinion that the proposals as described on pages 10 to 19 of the Joint Announcement under the captions “1. The Proposals,” “2. Conditions of the Proposals and the Scheme” and “3. Further Terms of the Proposals” are fair and reasonable.
          Except as set forth herein, the Companies have no present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instruction to Item 4 of Schedule 13D.
          Except as described above, neither any of the Companies nor, to the best knowledge of each of the Companies, any of their respective executive officers and directors listed on Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of China Netcom, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A:
Joint Announcement on June 2, 2008.
Exhibit B:

Irrevocable Undertaking Letter signed by Netcom BVI and Netcom Parent on June 1, 2008.
Exhibit C:
Irrevocable Undertaking Letter signed by Telefonica on June 1, 2008.
Exhibit D:
Joint Filing Agreement, dated June 10, 2008, among Unicom Group, the A Share Company, Unicom BVI and China Unicom.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Telecommunications Corporation			China United Telecommunications Corporation Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Chairman		Title:	Chairman
	Date:	June 10, 2008		Date:	June 10, 2008

China Unicom (BVI) Limited			China Unicom Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Director		Title:	Chairman and Chief Executive Officer
	Date:	June 10, 2008		Date:	June 10, 2008

Schedule I
Executive Officers and Directors of the Companies
The following is a list of all executive officers and directors of each of the Companies and certain other information with respect to each executive officer and director. Unless otherwise indicated, each of Unicom Group’s executive officers and directors’ business address is No. 133A, Xidan North Street, Xicheng District, Beijing 100032, the PRC; each of the A Share Company’s executive officers or directors’ business address is 29th Floor, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC and each of Unicom BVI and China Unicom’s executive officers or directors’ business address is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC.
Executive Officers and Directors of Unicom Group

	Principal Occupation	Name and Address of Corporation or
	or Employment	Employment/
Name	at the Companies	Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman		PRC

Tong Jilu	Director and Vice General Manager		PRC

Li Gang	Director and Vice General Manager		PRC

Zhang Junan	Director and Vice General Manager		PRC

Jiang Peihua	Director	General Manager — China United Telecommunications Corporation Beijing Branch No. 9-1, Road Yangfangdian, Haidian District, Beijing 100036, the PRC	PRC

Dong Qunke	Director	Director — China Resources Investment & Asset Management Co., Ltd. 44th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong	PRC

Li Xiong	Director	General Manager — CITIC Guoan Communications Company Ltd. 4th Floor, Guoan Building, No. 1, Guandongdian North Street, Chaoyang District, Beijing 100020, the PRC	PRC

Zhang Dongchen	Director	Chairman — China Communications System Co., Ltd. 9#Building, Area 2, No.188, Nansihuan West Rd., Fengtai Dist., Beijing 100070, the PRC	PRC

Executive Officers and Directors of the A Share Company

	Principal Occupation	Name and Address of Corporation or
	or Employment	Employment/
Name	at the Companies	Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman		PRC

Tong Jilu	Director		PRC

Lu Jianguo	Director		PRC

Liu Yunjie	Director		PRC

Zhang Jian	Director and Vice President		PRC

Gao Shangquan	Independent Director	President — China Society of Economic Reform 4, Zhaojunmiao, Haidian District, Beijing 100081, the PRC	PRC

Chen Xiaoyue	Independent Director	Professor — Tsinghua University School of Economics and Management Tsinghua University, Haidian District, Beijing 100084, the PRC	PRC

Chen Junliang	Independent Director	Professor — Beijing University of Post and Telecommunications Post 206, Beijing University of Post and Telecommunications, Beijing 100088, the PRC	PRC

Wang Chenguang	Independent Director	Dean — Tsinghua University Law School Tsinghua University, Haidian District, Beijing 100084, the PRC	PRC

Zhao Chuanli	Supervisor		PRC

Tang Fuxin	Supervisor		PRC

Lao Jianhua	Board Secretary		PRC

Executive Officers and Directors of Unicom BVI

	Principal Occupation	Name and Address of Corporation or
	or Employment	Employment/
Name	at the Companies	Organization in Which Employed	Citizenship
Chang Xiaobing	Director		PRC

Li Qiuhong	Director		PRC
Executive Officers and Directors of China Unicom

	Principal Occupation	Name and Address of Corporation or
	or Employment	Employment/
Name	at the Companies	Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman and Chief Executive Officer		PRC

Tong Jilu	Executive Director and Chief Financial Officer		PRC

Li Gang	Executive Director and Vice President		PRC

Zhang Junan	Executive Director and Vice President		PRC

Lu Jianguo	Non-Executive Director		PRC

Lee Suk Hwan	Non-Executive Director	CEO — SK Telecom (PRC) Holding Co., Ltd. 6th Floor, Tower B, Gateway Plaza, No.18, Xia Guang Li, North Road, East Third Ring Chaoyang District, Beijing 100027, the PRC	South Korea

Wu Jinglian	Independent Non-Executive Director	Senior Researcher — Development Research Center of the State Council 225 Chaoyangmennei Avenue, Dongcheng District, Beijing 100010, the PRC	PRC

Shan Weijian	Independent Non-Executive Director	Director — TPG Capital Ltd. 57/F, Two IFC, 8 Finance Street, Central, Hong Kong, the PRC	PRC

Linus Cheung Wing Lam	Independent Non-Executive Director	Retired	United Kingdom

Wong Wai Ming	Independent Non-Executive Director	CFO — Lenovo Group Limited 23/F, Lincoln House, Taikoo Place 979 King's Road, Quarry Bay, Hong Kong, the PRC	United Kingdom